UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               PHARMACYCLICS, INC.
                     --------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    716933106
                             ----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 1998
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  NOT APPLICABLE

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 600,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   600,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            600,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.90%

14       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 716933106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  NOT APPLICABLE

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  600,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            600,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            600,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.90%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  NOT APPLICABLE

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  600,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            600,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            600,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              |_|

13       Percent of Class Represented By Amount in Row (11)

                                    4.90%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the "Shares"), of Pharmacyclics, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated February 28, 1997 and Amendment No. 1 thereto dated March 13, 1997 (collectively, the "Initial Statement") filed by certain of the Reporting Persons (the "Initial Statement"). This Amendment No. 2 is being filed voluntarily by the Reporting Persons to report that as a result of a recent increase in the number of outstanding Shares of the Issuer, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Soros Fund Management LLC ("SFM LLC");

          ii)  Mr. George Soros ("Mr. Soros"); and

          iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


          This Statement relates to the Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners").

          Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          (a) Each of the Reporting Persons may be deemed the beneficial owner of the 600,000 Shares held for the account of Quantum Partners (approximately 4.90% of the total number of Shares outstanding).

          (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 600,000 Shares held for the account of Quantum Partners.

               (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 600,000 Shares held for the account of Quantum Partners.

          (c) There have been no transactions effected with respect to the Shares since January 5, 1998 (60 days prior to the filing of the date hereof) by any of the Reporting Persons or Quantum Partners.

                                                               Page 6 of 8 Pages

          (d) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

          (e) Each of the Reporting Persons is no longer the beneficial owner of more than 5% of the outstanding Shares because of an increase in the number of outstanding Shares.

                                                               Page 7 of 8 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 6, 1998                     SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 8 of 8 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                   Scott K. H. Bessent
                                     Walter Burlock
                                    Brian J. Corvese
                                   Jeffrey L. Feinberg
                                      Arminio Fraga
                                     Gary Gladstein
                                        Ron Hiram
                                    Robert K. Jermain
                                     David N. Kowitz
                                   Alexander C. McAree
                                      Paul McNulty
                                  Gabriel S. Nechamkin
                                       Steven Okin
                                      Dale Precoda
                                   Lief D. Rosenblatt
                                     Mark D. Sonnino
                                 Filiberto H. Verticelli
                                     Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.